                                                           STOCK BROKER/INVESTOR
                                                                 CONFERENCE CALL


                                [QUANTUM LEAP LOGO]

[TELUS LOGO]                                                     [CLEARNET LOGO]


                           WEDNESDAY, AUGUST 30, 2000


SLIDE 1

                                                       FORWARD LOOKING STATEMENT

Some statements in this presentation and accompanying commentary look forward in time and deal with other than historical or current facts for TELUS and Clearnet. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations, including but not limited to, the risks associated with: general business conditions in Canada and the companies' service territories in Canada; competition on wireless services (cellular), local and long distance services, data and internet services and within the Canadian telecommunications industry generally; adverse regulatory action; technological change; taxation; availability of sufficient funding; and generation of operating cashflow sufficient to provide financial viability. For additional information with respect to certain of these and other factors, see the reports filed by TELUS and Clearnet with Canadian provincial securities commissions and the United States Securities and Exchange Commission. TELUS and Clearnet disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This presentation and the accompanying commentary do not constitute an offer of securities for sale in the United States. No securities will be offered for sale in the United States absent registration with the United States Securities and Exchange Commission, by means of a prospectus which will contain detailed information about TELUS and its management, as well as financial statements.

Investors and security holders are advised to read the offer to exchange/prospectus, the solicitation/recommendation statement on Schedule 14D-9 and other offer documentation regarding the transaction to be filed with Canadian provincial securities commissions and the United States Securities and Exchange Commission, as they will contain important information. Security holders may obtain a free copy of the offer to exchange/prospectus (when available) and other related documents filed by TELUS and Clearnet at the SEC's Web site at www.sec.gov. When available, the offer to exchange/prospectus and the other documents may also be obtained from TELUS, Attention: TELUS Corporation Investor Relations, Floor 30-D, 10020-100 Street, Edmonton, AB
T5J 0N5.


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

                                                                DARREN ENTWISTLE
                                                          PRESIDENT & CEO, TELUS

STRUCTURE OF CALL:

- TELUS strategy and deal benefits

- Clearnet perspective

- Financing and valuation

- Investment opportunity


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

                                                                    INTRODUCTION


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       $6.6B - LARGEST ACQUISITION IN CANADIAN TELECOMMUNICATIONS HISTORY


SLIDE 4

                                                                  TELUS STRATEGY
- 100 day plan

- 2 immediate priorities

    - National wireless footprint

    - Accelerate deployment of data & IP

- Strategic Partnerships

    - Verizon - owns 26.6% of TELUS


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                                               NATIONAL WIRELESS: BUY VS. BUILD?

ADVANTAGES TO BUYING:

- Speed to market

- Skilled employees

- Spectrum richness

- NPV $1.5B

      NO CONTEST: IT WOULD HAVE TAKEN US THREE YEARS TO REACH THIS POSITION


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                                                         WHY CLEARNET? GREAT FIT

- 2 networks

    - Mike - covers 21 million POPs

    - PCS - covers 17 million POPs

- National license 30.7 million POPs

- Compatible CDMA technology

- Key partners: Motorola & Nextel

- 2,600 entrepreneurial employees


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                                                                 DEAL HIGHLIGHTS

- Acquire 100% Clearnet shares

    - 50/50 cash and shares - $2.3B of each

    - $70 per Clearnet share as of August 18

- 1.636 TELUS NV shares per Clearnet share (subject to pro-ration)

- Nextel and Motorola electing 100% and 75% TELUS NV shares respectively

- Plan to list on U.S. exchange


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                                                                OPPORTUNE TIMING

- Wireless penetration now at 25% - the inflexion growth point

- Eliminate spectrum auction uncertainty


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                                                                  DEAL SYNERGIES

Operating*        $1.6 billion
Tax               $0.5 - 0.8
                  --------------
                  $2.1+ billion

*Revenue, Operating and Capital


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                                                                     GEORGE COPE
                                                       PRESIDENT & CEO, CLEARNET

CLEARNET PROFILE:

- 2,600 entrepreneurial employees

- 700,000 subscribers

- Raised over $3B in capital

- Leader in post-paid growth

- Leader in revenue growth


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                                                                REASONS FOR DEAL

- Improved competitive position

- Creates shareholder value

    - $70 per share is 4.5 times IPO

- Debt holders - credit enhanced


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                                                                  LOGICAL CHOICE

- TELUS Mobility market leader in Western Canada

- Complementary CDMA technology

GREAT COMPANY GOING FORWARD


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                                                              NEW TELUS MOBILITY

MARKET LEADER*:

- Leading customer growth - 400,000 new customers (up 29%)

- Highest wireless revenue - $1.5B

- Highest ARPU - over $57

- North American spectrum leader (45-55 MHz)

- Industry leading churn rate of 1.74%

*pro forma for last 12 months


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

                                                                    JOHN WHEELER
                                                    VP INVESTOR RELATIONS, TELUS

FINANCING:

- $7.7B in bank bridge financing

- Underwritten by TD Securities and J.P. Morgan

- Seeking investment grade debt rating

- Plan to re-finance up to $5B


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                                                      STRUCTURE ACHIEVES 3 GOALS

- Finance future growth in data and Internet

- Maintain investment grade rating

- Maintain TELUS dividend


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                                                         PRO FORMA BALANCE SHEET

AT JUNE 30, 2000:

- $16.3 billion company

- Net debt $7.6 billion

- Shareholders' equity $6.8 billion


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                                                         NEW TELUS 2001 GUIDANCE

(based on current street analyst views)

Revenue*        $7.4 billion

EBITDA*         $2.7 billion

Interest Rate   8%

Tax Rate        44%

Goodwill        20 years

* analyst estimates adjusted for synergies


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                                                                VALUATION ISSUES

- Focus on growth in revenues, EBITDA, and cash earnings

- Clearnet premium in line with recent transactions

- No Canadian precedent

    - 100% control

    - Spectrum richness and certainty

    - Synergies


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                                                          VALUATION OF NEW TELUS

- Sum of the parts appropriate

    - Wireline, Mobility, Data and National

- Valuation multiples to growth rates are favourable

                    ON MANY MEASURES WE REPRESENT GREAT VALUE


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                                                          INVESTMENT OPPORTUNITY

- Leading player in converging voice, data, IP and mobility worlds

- Speed, Vision and Focus

- Unique investment - growth stock with strong cash flow and cash earnings

                       OUTSTANDING INVESTMENT OPPORTUNITY


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

                                   QUESTIONS
                                       &
                                    ANSWERS


SLIDE 22                                                     [QUANTUM LEAP LOGO]
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     THANK YOU FOR JOINING US FOR OUR STOCK BROKER/INVESTOR CONFERENCE CALL

For more information:

TELUS                      CLEARNET
INVESTOR RELATIONS         INVESTOR RELATIONS
1-800-667-4871             (416) 279-3289
ir@telus.com               investorrelations@clearnet.com


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